                                                                       EXHIBIT 1


NEWS RELEASE                                (NORTHGATE EXPLORATION LIMITED LOGO)

NORTHGATE EXPLORATION LIMITED
Stock Symbol: NGX
Exchange Codes: TSX
Website: www.northgateexploration.ca
--------------------------------------------------------------------------------


             NORTHGATE BUYS OUT MINORITY INTEREST IN THE KEMESS MINE


VANCOUVER, February 5, 2003 - Northgate Exploration Limited (TSX: NGX) today announced that it has reached an agreement with Royal Oak Ventures Inc. ("Royal Oak") to acquire its 5% minority interest in Kemess Mines Limited ("Kemess"), in exchange for 7,186,000 common shares of Northgate. The transaction is subject to Toronto Stock Exchange approval and is scheduled to close on or before February 14, 2003.

The purchase of Royal Oak's minority interest in Kemess gives Northgate a 100% ownership in the 280,000 ounce per year Kemess South mine, the Kemess North project and the highly prospective portfolio of exploration claims surrounding both these assets in northern British Columbia. Combined, these assets have in excess of 9 million ounces of gold and 3 billion pounds of copper in mineral reserves and resources.

Consolidating 100% of the Kemess assets eliminates the complexities and restrictions associated with the minority interest structure and will be mildly accretive to earnings and cash flow in 2003.

Since the transaction is a "related party transaction" for securities regulatory purposes, an independent committee of the Board of Directors of Northgate was appointed to consider it. The committee concluded that the transaction was fair from a financial point of view to the shareholders of Northgate.

Ken Stowe, President and CEO, commented, "The purchase of the minority interest in the Kemess assets has been something that we have wanted to achieve for some time and I am pleased that we have been able to negotiate a transaction that provides excellent value for Northgate's shareholders, without depleting our cash reserves or increasing our long-term debt. Furthermore, Northgate is acquiring an additional stake in a well-understood, low-risk asset for a price that does not include the typical premium to Net Asset Value that is associated with similar transactions."


                                     *******

NORTHGATE EXPLORATION LIMITED
NEWS RELEASE                                                                   2
--------------------------------------------------------------------------------


Northgate Exploration is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal assets are the 280,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an inferred resource of 5.7 million ounces of gold and is currently the subject of a feasibility study.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of Northgate Exploration Limited with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information, please contact:



MR. TERRY A. LYONS                         MR. KEN G. STOWE
Chairman                                   President and Chief Executive Officer
604-669-3141                               416-359-8641